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FORM 3                                                  OMB APPROVAL
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                                             OMB Number                3235-0104
                                             Expires:          December 31, 2001
                                             Estimated average burden
                                             hours per response .............0.5
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                    U. S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549

            INITITAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

(Print of Type Response)
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 1. Name and Address of Reporting Person

     Klein, Ph.D.                    Monroe                           I.
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     (Last)                          (First)                         (MI)

     InKine Pharmaceutical Company, Inc.
     1787 Sentry Parkway West
     Building 18, Suite 440
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                                    (Street)

     Blue Bell                       PA                           19422
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     (City)                         (State)                       (Zip)

 2. Date of Event Requiring Statement (Month/Day/Year)
                                  08/06/2001
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 3. IRS or Social Security Number of Reporting Person (Voluntary)

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 4. Issuer Name and Ticket or Trading Symbol

    InKine Pharmaceutical Company, Inc. (INKP)
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 5. Relationship of Reporting Person to Issuer (Check all applicable)

    [   ]  Director                       [   ]  10% Owner
    [ X ]  Officer--(give title below)    [   ]  Other--(specify below)

    Senior Vice President of Regulatory Affairs
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 6. If Amendment, Date of Original (Month/Day/Year)

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 7. Individual or Joint/Group Filing (Check Applicable Line)

     X  Form filed by One Reporting Person
    ---
        Form filed by More than one Reporting Person
    ---

TABLE I - Non-Derivative Securities Beneficially Owned
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
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1. Title of Security             |  2. Amount of Securities  | 3. Ownership Form:         | 4. Nature of Indirect Beneficial
   (Instr. 4)                    |     Beneficially Owned    |    Direct (D) or Indirect  |    Ownership (Instr. 5)
                                 |     (Instr. 4)            |    (I) (Instr. 5)          |
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No Securities Owned              |                           |                            |
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                                 |                           |                            |
                                 |                           |                            |
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                                 |                           |                            |
                                 |                           |                            |
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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, see Instruction
 5(b)(v).
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                                                                          (Over)
                                                                 SEC 1473 (7-96)

FORM 3 (continued)       Table II -- Derivative Securities Benefically Owned
                     (e.g., puts, calls, warrants, options, convertible securities)
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1. Title of Derivative Security (Instr. 4)         | 2. Date Exercisable and Expiration Date
                                                   |    (Month/Day/Year)
                                                   |-----------------------------------------
                                                   |  Date Exercisable  |  Expiration Date
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Stock Option                                               FN 1                07/05/00
(Right to Buy)
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Stock Option                                               FN 2                11/20/00
(Right to Buy)
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Stock Option                                               FN 3                04/02/01
(Right to Buy)
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Stock Option                                               FN 4                05/16/01
(Right to Buy)
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3. Title and Amount of Securities        | 4. Conversion or Exercise | 5.  Ownership Form of Derivative  | 6.  Nature of Indirect
   Underlying Derivative Security        |    Price of Derivative    |     Security: Direct (D) or       |     Beneficial Ownership
   (Instr. 4)                            |    Security               |     Indirect (I) (Instr. 5)       |     (Instr. 5)
-----------------------------------------|                           |                                   |
                          |  Ammount or  |                           |                                   |
                          |  Number of   |                           |                                   |
          Title           |  Shares      |                           |                                   |
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                          |              |                           |                                   |
Common Stock              |   100,000    |         $5.188            |                 D                 |
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                          |              |                           |                                   |
Common Stock              |    40,000    |         $7.656            |                 D                 |
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                          |              |                           |                                   |
Common Stock              |    20,000    |         $4.438            |                 D                 |
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                          |              |                           |                                   |
Common Stock              |    15,000    |         $3.56             |                 D                 |
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Explanation of Responses:

FN1  On the Transaction Date, the Issuer granted the Reporting Person options to buy 100,000 shares of Common Stock of the Issuer.
     These options will vest as follows: 25,000 one year after the Transaction Date, 25,000 two years after the Transaction Date,
     25,000 three years after the Transaction Date, and 25,000 four years after the Transaction Date.

FN2  On the Transaction Date, the Issuer granted the Reporting Person options to buy 40,000 shares of Common Stock of the Issuer.
     These options will vest as follows: 10,000 one year after the Transaction Date, 10,000 two years after the Transaction Date,
     10,000 three years after the Transaction Date, and 10,000 four years after the Transaction Date.

FN3  On the Transaction Date, the Issuer granted the Reporting Person options to buy 20,000 shares of Common Stock of the Issuer.
     These options will vest as follows: 5,000 one year after the Transaction Date, 5,000 two years after the Transaction Date,
     5,000 three years after the Transaction Date, and 5,000 four years after the Transaction Date.

FN4  On the Transaction Date, the Issuer granted the Reporting Person options to buy 15,000 shares of Common Stock of the Issuer.
     These options will vest as follows: 3,750 one year after the Transaction Date, 3,750 two years after the Transaction Date,
     3,750 three years after the Transaction Date, and 3,750 four years after the Transaction Date.

**   Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:  File three copies of this Form, one of which must be manually signed.
       If space provided is insufficient, see Instruction 6 for procedure.


By:  /s/ Robert F. Apple                                August 7, 2001
     --------------------------------                   --------------
     ** Signature of Reporting Person                        Date
        Robert F. Apple
        as attorney-in-fact for
        Monroe I Klien, Ph.D.


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                                                                                         PAGE: 2
                                                                                                 SEC 1473 (7-96)

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